October 3, 2014

VIA ELECTRONIC MAIL AND EDGAR

Re:	European Investment Bank Amendment No. 1 to Registration Statement under Schedule B (File No. 333-198097), originally filed August 13, 2014

Dear Ms. Quarles,

On behalf of the European Investment Bank (the “EIB” or the “Registrant”), we set forth below the Registrant’s responses to your comment letter, dated September 11, 2014, relating to the registration statement of the EIB under Schedule B (File No. 333-198097) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2014.

In response to certain of the comments made by the Staff of the Commission (the “Staff”), the Registration Statement will be amended as described below.  With this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The numbered paragraphs below set forth the Staff’s comments together with the EIB’s responses.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

General

1.           In future filings, please disclose any material recent economic and political developments or events that affected or are reasonably likely to affect the EIB’s financial condition or results of operations. For example, please consider providing disclosure about the risks related to weak economic growth, declining revenues for the EIB, the reasons behind the EIB’s increase in risk-taking in certain areas, uncertainty regarding demand for credit, the concentration of loans for projects in EU countries that have experienced significant economic difficulties, the sovereign debt held by the EIB and EU economic sanctions against Russia.

  The Registrant respectfully acknowledges the Staff’s comment and confirms that it does and will continuously monitor any material economic and political developments or events that might affect or are reasonably likely to affect its financial condition, results of operations or liquidity and will provide any necessary disclosure.

2.           The EIB presents its financial statements under EUGAAP, as defined in the Form 18-K, and IFRS as adopted by the European Union. In future filings, please consider including a narrative discussion of the financial statements as presented under IFRS in addition to the EUGAAP discussion. In the alternative, consider including disclosure that indicates that the financial statements have been prepared under IFRS and EUGAAP and provide a narrative discussion of the significant differences between information presented under EUGAAP and IFRS.

  The Registrant respectfully acknowledges the Staff’s comment. The EIB notes that it has filed as Exhibit V to the EIB’s annual report for the fiscal year ended December 31, 2013 (filed on Form 18-K (File No. 001-05001) on April 30, 2014), a reconciliation of its consolidated balance sheet as of the end of the aforementioned fiscal year and its consolidated income statement for such fiscal year, in each case, prepared in accordance with IFRS and EUGAAP. The Registrant will consider whether any additional information would be material to investors and, if needed, will provide such additional disclosure in future filings with the Commission.

Legal Opinions, page 30

3.           It does not appear that you have filed with the Schedule B or in connection with the debt takedowns executed legal opinions from U.S. counsel and from the EIB. Please advise us whether this is consistent with Staff Legal Bulletin 19 (October 14, 2011). Similarly, we note the filing of counsel’s consent in Exhibit H. Please file a separate tax opinion as an exhibit to the registration statement to confirm that the disclosure in the Schedule B is counsel’s tax opinion.

  In response to the Staff’s comments, the Registrant has revised the Registration Statement to include executed legal opinion from U.S. counsel, as requested. Such opinion will also confirm that the tax disclosure in the Registration Statement is the opinion of the named counsel. Please see Exhibit H of Amendment No. 1.

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  The EIB hopes that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at +44 20 7453 1020.

Sincerely,

/s/ Philip J. Boeckman

Philip J. Boeckman

Ms. Ellie Quarles
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Nicola Barr
Richard Schnopfhagen
Sandeep Dhawan
Alessia Proto
European Investment Bank
100, boulevard Konrad Adenauer
L-2950 Luxembourg
Grand Duchy of Luxembourg